Exhibit 4.4

EMPLOYMENT AGREEMENT

THIS AGREEMENT made as of the 13th day of August 2018 (the “Effective Date”) by and between TEXTAINER EQUIPMENT MANAGEMENT (U.S.) LIMITED (“Employer”), a Delaware corporation, and OLIVIER GHESQUIERE (hereinafter referred to as "Employee") (jointly, the "Parties").

RECITALS

In consideration of the mutual covenants and agreements hereinafter set forth, as of the Effective Date Employer hereby hires Employee, and Employee agrees to accept such employment, upon the following terms and conditions:

DEFINITIONS

“Affiliate” means, when used with reference to Employer (a) any entity that directly or indirectly through one or more intermediaries controls or is controlled by or is under common control with the Employer; or (b) any person or entity owning or controlling ten percent (10%) or more of the outstanding voting securities of Employer.  For the purposes of this definition, “control”, when used with respect to any entity, means the power to direct the management and policies of such entity, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Base Salary” means Employee’s annual base compensation in effect from time to time hereunder, exclusive of any short- or long-term incentive compensation, commissions or the value of any Benefit Plans.

“Base Salary Program” means the Base Salary Program of Employer, as in effect from time to time.

“Benefit Plans” means employee benefit programs which Employer has or will establish for health, dental, vision insurance, disability, life insurance, retirement and other benefits for its U.S.-based employees.

“Cause” means a termination of Employee’s employment due to one or more of the following, as determined by Employer: (a) the failure of Employee to comply with a lawful instruction of Employer so long as the instruction is consistent with the scope and responsibilities of Employee’s position after there has been delivered to the Employee a written demand for performance from Employer and Employee has not corrected such failure within thirty (30) days of such written

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demand; (b) Employee's failure or refusal to perform according to, or to comply with, the material policies, procedures or practices established by Employer (including but not limited to, any policies, procedures, practices or agreements related to confidentiality, proprietary information, trade secrets, corporate governance, conflicts of interest, and code of conduct); (c) Employee's commission of or participation in a material fraud or act of dishonesty against Employer; or (d) Employee's conviction of, or the entering of a guilty plea or a plea of "no contest" with respect to (i) a felony involving fraud, dishonesty or an act of moral turpitude or (ii) other crime, provided that with respect to such other crime, the crime has had or will have a material detrimental effect on TGH’s or an Affiliate’s business or reputation.

“Compensation Committee” means the Compensation Committee of the board of directors of TGH.

“Confidential Information” means, without limitation, for Employer and its Affiliates: (a) records, data, specifications, trade secrets and customer lists; (b) the names, buying habits and practices of customers; (c) marketing methods and related data; (d) the names of any vendors or suppliers; (e) costs of material and the prices at which products or services are sold; (f) manufacturing and sales costs; (g) lists or other written records used in the business; (h) compensation paid to employees and other terms of employment; and (i) other confidential information of, about or concerning the business, its manner of operation or other confidential data of any kind, nature or description.

“Corporate Transaction” shall have the meaning of such term as set forth in the Textainer Group Holdings Limited 2007 Share Incentive Plan, as may be amended from time to time.

“Good Reason” means a termination of Employee’s employment by Employee that is designated in writing by Employee as a termination for Good Reason and occurs within thirty (30) days following the expiration of the Cure Period (as defined below) as a result of the occurrence of one or more of the following, without Employee’s express written consent: (a) a material, ten (10) percent or more, reduction of Employee’s Base Salary then in effect, provided that a reduction applied to Similarly Situated Executives (as defined below)  will not be considered material, even if equal to or greater than 10%; (b) a material reduction in Employee’s authority, duties or responsibilities from those in effect immediately prior to such reduction; or (c) the relocation of Employee to a facility or location that is more than fifty (50) miles from his primary place of employment and such relocation results in an increase in Employee’s one-way driving distance by more than fifty (50) miles; provided, however, that before Employee may resign for Good Reason, Employee must provide Employer with written notice of the condition that could constitute a “Good Reason” event within ninety (90) days of the initial

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existence of such condition and such condition must not have been remedied by Employer within thirty (30) days (the “Cure Period”) of such written notice.

“in Connection with a Corporate Transaction.” A termination of Employee’s employment will be “in Connection with a Corporate Transaction” if Employee’s employment is terminated at any time on or within twelve (12) months following the Corporate Transaction.

“Retirement” means:

“Retirement” means:

(a)

With respect to Clause 10(a) and (b), a termination of Employee’s employment by Employee that is designated by Employee in writing as a voluntary termination other than (i) for Good Reason or (ii) due to Employee’s death and that occurs after (x) attaining age fifty (50), (y) completing at least ten (10) Years of Service with Employer and (z) having  60 points, where points are made up of Years of Service with Employer plus Employee’s age at termination. For example, if Employee has ten (10) Years of Service and is age fifty (50), Employee would have sixty (60) points.

(b)

With respect to Clause 10(c), a termination of Employee’s employment by Employee that is designated by Employee in writing as a voluntary termination other than (i) for Good Reason or (ii) due to Employee’s death and that occurs after attaining age sixty (60).

For this purpose, “Years of Service" equals the number of full months from Employee’s latest hire date with Employer to the date of his termination, divided by 12.

“Similarly Situated Executives” means executive officers of Employer in salary grades 10 or higher.

“STIP” means TGH’s short-term incentive plan.

“TGH” means Textainer Group Holdings Limited, a Bermuda corporation, the parent company of Employer.

AGREEMENT

1.Duties:  Employee shall be employed as, and shall perform the duties of President and CEO of Employer, or shall serve in such other capacity and with such

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other duties and for such Affiliates as Employer shall hereafter from time to time prescribe. Employee is subject to, and hereby agrees to comply with the rules, regulations, practices and policies of Employer and its Affiliates, as may be adopted or modified from time to time in the sole discretion of Employer and its Affiliates, including but not limited to any rules, regulations, practices, and policies related to corporate governance, conflicts of interest, and code of conduct.

2.Term of Employment:  The term of employment shall commence on the Effective Date and shall terminate as provided in Clause 8 hereof.

3.Compensation:  In consideration of Employee’s services during the term of Employee’s employment hereunder, Employee shall be paid compensation and receive benefits from Employer as follows:

(a)Employer shall pay Employee a Base Salary in accordance with Employer's standard compensation policies as they exist from time to time, subject to such deductions, if any, as are required by law, with such increases during the term of this Agreement as may be set by the Compensation Committee.  Employee’s Base Salary shall be reviewed at least annually by the Compensation Committee, and the Compensation Committee shall consider Employer’s Base Salary Program when conducting such review.

(b)Employee is hereby designated as a participant eligible for the 2018 Short Term Incentive Plan, a copy of which is incorporated by reference into this Agreement, and shall continue to be so designated for the remainder of 2018 subject to Employee’s continued employment with Employer.  Employee shall be eligible to receive an annual incentive award of 50% of Employee’s Base Salary for each calendar year in accordance with, and subject to, the terms and conditions of the short-term incentive compensation plan of Employer or TGH which is in effect for such year.

(c)Subject to approval of the Compensation Committee and provided that the Effective Date occurs prior to such approval, TGH will grant Employee (i) a stock option to purchase 35,000 shares of TGH common shares at an exercise price equal to the fair market value of such shares on the date of grant, as determined by the Compensation Committee in its discretion (the “Option”) and (ii) 35,000 restricted share units (the “RSUs”), in each case under and pursuant to the terms and conditions of the Textainer Group Holdings Limited 2007 Share Incentive Plan and stock option agreement and restricted share unit agreement to be entered into by and between Employee and TGH.  The Option and RSUs will be scheduled to vest at such times and under such conditions as determined by the Compensation Committee and set forth in the applicable award agreement.

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(d)Employee shall be entitled to the greater of: (i) twenty (20) days paid vacation leave each year, or (ii) vacation leave in accordance with Employer’s standard vacation policy as it exists from time to time.  This vacation leave shall be in addition to the public holidays Employer recognizes for its employees.  Employee's accrued vacation leave, if any, as of the Effective Date shall be carried forward under this Agreement.  Employee shall not accrue vacation leave in excess of the amount allowed under Employer’s standard vacation policy for U.S.-based employees, as it exists from time to time.  Upon termination of employment for whatever reason, Employee shall receive the economic value of Employee's accrued but unused vacation leave, which value shall be calculated using only Employee’s then current Base Salary.

(e)Employee shall also be entitled to fully participate in other Benefit Plans established for Employer’s U.S.-based employees.  The extent of Employee's participation in or coverage by any such Benefit Plans shall be determined by Employer, but in no case shall be less than the participation and/or coverage provided to other officers and senior executives of Employer or its Affiliates.  Employee acknowledges and agrees that Employer may in its discretion terminate at any time or modify from time to time such Benefit Plans.

Employee shall be responsible for any taxes due related to the receipt of any of the above items of compensation and benefits from Employer.  Employee expressly acknowledges and agrees that Employer will not compensate Employee for any such taxes.  Employer will deduct and withhold from any amount payable to Employee under this Agreement such amounts as Employer is required by law to deduct and withhold.  Employer may also deduct and withhold from any such amount, to the extent permitted by law, such amounts as the Employee may owe to Employer.

4.Indemnity:  Employee shall be indemnified in accordance with the Indemnification Agreement entered into between Employee and Employer or one or more of its Affiliates on the Effective Date (and as such agreement may be subsequently amended or modified).

5.Exclusivity of Services:  Employee agrees to devote Employee’s full-time and exclusive services (except for attention to personal interests outside normal office hours) to Employer and its Affiliates.  Any exception to this must be approved in writing by Employer, provided however, that Employer acknowledges that Employee has disclosed Employee’s outside interests as of the Effective Date and Employer has consented to such interests.

6.Conflict of Interest and Non-Competition:  During Employee's employment hereunder, Employee shall not, directly or indirectly, either individually or as an

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employee, agent, partner, shareholder, consultant, or in any other capacity, participate, engage in, or have any financial or other interest in any business which is competitive in any manner whatsoever with any business in which Employer, any of its Affiliates, or the successors or assigns of Employer and its Affiliates are now or may hereafter become engaged.  This prohibition shall not include ownership by Employee of less than five percent (5%) of the outstanding shares of any publicly-traded corporation, provided that Employee does not otherwise participate in that corporation as a director, officer, or in any other capacity.

7.Confidential Information:  Employee realizes that during the course of Employee’s employment, Employee will produce and/or have access to Confidential Information.  The Parties agree that, as between them, the Confidential Information contains important, material and confidential trade secrets and affects the successful conduct of the business and goodwill of Employer and its Affiliates.  The Parties further agree that any breach of any term of this Clause is a material breach of this Agreement.  During or subsequent to Employee's employment by Employer, Employee shall hold in confidence and shall not directly or indirectly disclose, use, copy or make lists of any such Confidential Information, except to the extent authorized in writing by Employer or an Affiliate or where Employee is compelled or required to do so in a Court of Law or in conjunction with any legal proceedings.  All Confidential Information relating to the business of Employer and its Affiliates, which Employee shall prepare, use or come into contact with shall be and remain the sole property of Employer and its Affiliates, shall not be removed by Employee from the premises of Employer or its Affiliates without the prior consent of Employer or the relevant Affiliate, except in the normal course of carrying out Employee's responsibilities, and shall be promptly returned by Employee to Employer or the relevant Affiliate upon any termination of this Agreement.

8.Termination:

(a)With or Without Cause:  Notwithstanding any other provision of this Agreement, either party may terminate this Agreement and Employee’s employment at any time, for any reason, with or without cause, and with or without notice except as in Clause 8(c) below.

(b)Death:  In the event of Employee's death, this Agreement shall terminate automatically. Subject to Clause 11 below, Employee’s beneficiary will receive:

(i)A prorated incentive award based on the percentage of the STIP year over which Employee was employed by Employer. Such percentage will be applied to the bonus amount that would have been payable to Employee based on actual achievement of the applicable corporate performance criteria had Employee remained employed through

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the date incentive awards under the STIP are payable to employees generally (the “STIP Payment Date”).  The prorated incentive award will be paid to Employee’s beneficiary on the STIP Payment Date, plus

(ii)With respect to all awards issued under TGH’s stock plans and outstanding immediately prior to the Termination Date, Employee will immediately vest in and have the right to exercise such awards, all restrictions will lapse, and all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

(c)Incapacity:  If Employee is materially incapacitated from fully performing Employee's duties pursuant to this Agreement by reason of illness or other incapacity or by reason of any statute, law, ordinance, regulation, order, judgment or decree, Employer may terminate this Agreement and Employee's employment by written notice to Employee, but only in the event that such conditions shall aggregate not less than ninety (90) days during any twelve (12) month period during Employee’s term of employment.

9.Severance:

(a)In the event Employer terminates Employee’s employment pursuant to Clause 8 (a) for any reason other than for Cause and such termination is not in Connection with a Corporate Transaction, then, subject to Clause 11 below and Employee’s continued compliance with Clause 16, Employee shall be entitled to receive:

(i)A lump sum severance payment equal to eighteen (18) months of Employee’s Base Salary in effect as of the date of Employee’s termination (the “Termination Date”), plus

(ii)If Employee and any spouse and/or dependents of the Employee (“Family Members”) has coverage on the Termination Date under a Benefit Plan that provides medical, dental or vision coverage and Employee is eligible for and validly elects to continue coverage under the Consolidated Omnibus Budget Reconciliation Act of 1986, 29 U.S.C. Sections 1161-1168; 26 U.S.C. Section 4980B(f), as amended, and all applicable regulations (referred to collectively as “COBRA”) for the Employee and his Family Members, such continued coverage will be provided to Employee and his Family Members for a period of eighteen (18) months following the Termination Date at a cost to Employee that is no greater than that which would have been incurred by Employee had Employee remained as an employee of Employer.

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(b)In the event Employer terminates Employee’s employment pursuant to Clause 8(a) for any reason other than for Cause and such termination is in Connection with a Corporate Transaction, then, subject to Clause 11 below and Employee’s continued compliance with Clause 16, Employee shall be entitled to receive:

(i)A lump sum severance payment equal to twenty-four (24) months of Employee’s Base Salary (as in effect immediately prior to (A) the Corporate Transaction, or (B) the Termination Date, whichever is greater), plus

(ii)If Employee and any Family Members have coverage on the Termination Date under a Benefit Plan that provides medical, dental or vision coverage and Employee is eligible for and validly elects to continue coverage under COBRA for the Employee and his Family Members, such continued coverage will be provided to Employee and his Family Members for a period of up to eighteen (18) months following the Termination Date at a cost to Employee that is no greater than that which would have been incurred by Employee had Employee remained as an employee of Employer, plus

(iii)A lump sum severance payment equal to (A) 50% of Employee’s target bonus amount under the STIP which is in effect on the Termination Date if the Termination Date is prior to 1 July of the STIP Plan Year, or (B) 100% of Employee’s target bonus amount under the STIP which is in effect on the Termination Date if the Termination Date is after 30 June of the STIP Plan Year, plus

(iv)With respect to all awards issued under TGH’s stock plans and outstanding immediately prior to the Termination Date, Employee will immediately vest in and have the right to exercise such awards, all restrictions will lapse, and all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

(c)In the event Employee terminates his employment pursuant to Clause 8(a) for Good Reason and such termination is in Connection with a Corporate Transaction, then, subject to Clause 11 below and Employee’s continued compliance with Clause 16, Employee shall be entitled to receive:

(i)A lump sum severance payment equal to twelve (12) months of Employee’s Base Salary (as in effect immediately prior to (A) the Corporate Transaction, or (B) the Termination Date, whichever is greater), plus

(ii)If Employee and any Family Members have coverage on the Termination Date under a Benefit Plan that provides medical, dental or vision

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coverage and Employee is eligible for and validly elects to continue coverage under COBRA for the Employee and his Family Members, such continued coverage will be provided to Employee and his Family Members for a period of eighteen (18) months following the Termination Date at a cost to Employee that is no greater than that which would have been incurred by Employee had Employee remained as an employee of Employer.

(iii)A lump sum severance payment equal to (A) 50% of Employee’s target bonus amount under the STIP which is in effect on the Termination Date if the Termination Date is prior to 1 July of the STIP Plan Year, or (B) 100% of Employee’s target bonus amount under the STIP which is in effect on the Termination Date if the Termination Date is after 30 June of the STIP Plan Year, plus

(iv)With respect to all awards issued under TGH’s stock plans and outstanding immediately prior to the Termination Date, Employee will immediately vest in and have the right to exercise such awards, all restrictions will lapse, and all performance goals or other vesting criteria will be deemed achieved at target levels and all other terms and conditions met.

(d)For purposes of clarity, under no circumstances will Employee be entitled to benefits under Clause 9(a), (b) or (c) if Employee terminates his employment pursuant to Clause 8(a) due to Retirement and is entitled to receive some or all of the benefits described in Clause 10 (subject to the terms and conditions therein).

10.       Retirement: In the event Employee terminates employment pursuant to Clause 8(a) due to Retirement, then, subject to Clause 11 below and Employee’s continued compliance with Clause 16, Employee shall be entitled to receive:

(a)       A lump sum severance payment equal to one month of Employee’s Base Salary in effect as of the Termination Date, subject to a minimum amount of $ 3,500 and maximum amount of $10,000 plus

(b)       A prorated incentive award based on the percentage of the STIP year over which Employee was employed by Employer.  Such percentage will be applied to the bonus amount that would have been payable to Employee based on actual achievement of the applicable corporate performance criteria had Employee remained employed through the STIP Payment Date.  The prorated incentive award will be paid to Employee on the STIP Payment Date.

(c)       If, in connection with Employee’s Retirement, Employer or TGH does not offer to retain Employee as a consultant or a non-employee member of the board of directors of TGH, Employee will not be treated as having incurred a termination of Continuous Service for purposes of all awards issued under TGH’s stock plans

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and outstanding immediately prior to the Termination Date and Employee shall vest in such awards on the vesting dates set forth in the vesting schedule applicable to each such award, subject to the terms and conditions applicable to such awards (including any performance criteria but excluding the requirement that the Employee actually remain in Continuous Service), see Annex A.  With respect to any award described in the preceding sentence that is a stock option, the Post-Termination Exercise Period (as defined in the applicable notice of stock option award and stock option agreement for such award) shall commence on the date the stock option becomes 100% vested, provided that in no event will the stock option be exercised following the Expiration Date set forth in the applicable notice of stock option award and stock option agreement. Notwithstanding the foregoing, if Employee terminates his employment pursuant to Clause 8(a) due to Retirement and such termination occurs at any time on or within twelve (12) months following a Corporate Transaction, if required to avoid imposition of additional tax under Section 409A, Employee will immediately vest in and have the right to exercise all awards that were issued under TGH’s stock plans, are outstanding immediately prior to the Termination Date and are considered deferred compensation under and subject to Section 409A, all restrictions applicable to such awards will lapse, and all performance goals or other vesting criteria applicable to such awards will be deemed achieved at target levels and all other terms and conditions met.

Notwithstanding the foregoing or anything herein to the contrary, on or prior to the date the Employee attains age sixty (60), Employee and Employer agree to work together in good faith to reconsider the terms of Clause 10(c) in light of the types of awards that may be granted to Employee under TGH’s stock plans, the applicable accounting rules and tax rules in effect at such time, including but not limited to Section 409A (as defined in Annex A attached hereto), and any other factors the consideration of which is deemed necessary or advisable by Employee or Employer.

11.Release:  The receipt of any payment pursuant to Clause 8(b), 9 or 10, above, will be subject to Employee timely signing and not revoking a standard release of all claims in a form reasonably satisfactory to Employer (the “Release"). To be timely, the Release must become effective and irrevocable no later than sixty (60) days following the Termination Date (the “Release Deadline"). If the Release does not become effective and irrevocable by the Release Deadline, Employee will forfeit any rights to the benefits described in Clause 8(b), 9 or 10, as applicable.  In no event will any benefits be paid under Clause 8(b), 9 or 10, above, until the Release becomes effective and irrevocable.  Subject to Annex A attached hereto, benefits will commence or be provided once the Release becomes effective and irrevocable.

12.Excise Taxes:  Notwithstanding anything herein to the contrary, in the event that any payments or benefits paid or payable hereunder or otherwise to Employee

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(the “Payments") would (a) constitute “parachute payments" within the meaning of Section 280G of the Code, and (b) but for this sentence, would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax"), then such Payments will be reduced to be equal to the Reduced Amount (as defined below) if and to the extent that a reduction in the Payments would result in Employee retaining a larger amount, on an after-tax basis (taking into account federal, state and local income and employment taxes and the Excise Tax), than if Employee received the entire amount of such Payments in accordance with their existing terms. The “Reduced Amount" will be the largest portion of the Payments that would result in no portion of the Payments being subject to the Excise Tax. If a reduction in payments or benefits constituting “parachute payments" is necessary so that the Payment equals the Reduced Amount, reduction shall occur in a manner necessary to provide Employee with the greatest economic benefit. If more than one manner of reduction of payments or benefits necessary to arrive at the Reduced Amount yields the greatest economic benefit, the payments and benefits shall be reduced pro rata. Employee may not exercise any discretion with respect to the ordering of any reductions of payments or benefits under this Clause 12. Unless the Parties otherwise agree in writing, any determination required under this Clause 12 shall be made in writing by Employer’s or an Affiliate’s independent public accountants (the “Accountants"), whose determination shall be conclusive and binding upon Employer and Employee for all purposes. For purposes of making the calculations required by this Clause 12, the Accountants may make reasonable assumptions and approximations concerning applicable taxes. The Parties shall furnish to the Accountants such information and documents as the Accountants may reasonably request in order to make a determination under this Clause 12. Employer shall bear all costs incurred for and by the Accountants in connection with any calculations or determinations contemplated by this Clause 12.

13.Remedies - Injunction:  In the event of a breach or threatened breach by Employee of any of the provisions of this Agreement, Employee agrees that Employer and its Affiliates, in addition to and not in limitation of any other rights, remedies, or damages available to Employer at law or in equity, shall be entitled to seek a preliminary and a permanent injunction from a court of competent jurisdiction in order to prevent or restrain any such breach by Employee or by Employee's partners, agents, representatives, servants, employers, employees and/or any and all persons directly or indirectly acting for or with Employee.  Nothing in Clause 14 below shall limit the Employer from applying to any court of competent jurisdiction for the equitable relief noted in this Clause to which the Employer may be entitled without reference to an arbitrator for any decision whatsoever under Clause 14.

14.Arbitration:  All disputes concerning the meaning or effect of this Agreement and all disputes arising under this Agreement (except those arising under Clause 13 above), including but not limited to all claims of discrimination based on age, race, creed, color, sex, national origin, disability, gender preference or any other claim of

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discrimination arising under any state or federal law, including, but not limited to the federal Title VII of the Civil Rights Act, as amended, and the California Fair Employment and Housing Act, shall be subject to final and binding arbitration in accordance with the Code of Civil Procedure of the State of California or under such other procedures as the Parties may hereafter agree to in writing.

15.Return of Information:  In the event of termination of Employee's employment for any reason, Employee shall immediately deliver to Employer or the relevant Affiliate all originals and copies in Employee's custody or control of any and all Confidential Information, equipment, and written materials obtained by Employee from Employer, any Affiliate of Employer or any representative or client of Employer during the period of employment.

16.Post-Employment Non-Solicitation of Other Employees:  Employee agrees that for a period of one (1) year after termination of Employee's employment, Employee will not directly or indirectly solicit or otherwise discuss with any other employee of Employer or any of its Affiliates, for as long as such employee remains employed by Employer or its Affiliates, any terms or conditions relating to such employee's leaving the employ of Employer or its Affiliates.  The receipt of any benefits pursuant to Clause 9 or 10 will be subject to Employee not violating the provisions of this Clause 16.  In the event Employee breaches the provisions of Clause 16, all continuing payments and benefits to which Employee may otherwise be entitled pursuant to Clause 9 or 10 will immediately cease and Employer will be entitled to any other rights and remedies and may take any other action legally permissible as a result of breaching the provisions of Clause 16.

17.Representation and Warranty Regarding Prior Obligations of Confidentiality:  Employee represents and warrants that Employee's performance of all the terms of this Agreement does not and will not breach any agreement previously entered into by Employee to keep in confidence proprietary information acquired by Employee in confidence or in trust prior to Employee's employment by Employer.  Employee represents that Employee has not entered into, and agrees not to enter into, any agreement, either written or oral, which is or may be in conflict with this Agreement.

18.Survival of Provisions:  Each of the provisions contained in this Agreement shall survive the termination of Employee's employment with Employer to the extent that each provision remains enforceable and relevant to any post-termination proceedings.

19.Notices:  Any notice under this Agreement shall be deemed sufficient if addressed in writing and delivered or mailed to Employer or Employee at the address set forth below or to such other address as Employer or Employee may designate by notice in writing to the other.

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If to Employer:Textainer Equipment Management (U.S.) Limited

650 California Street, 16th Floor

San Francisco, CA 94108  U.S.A.

ATTN: Chief Executive Officer

          If to Employee:[INTENTIONALLY OMITTED]

20.Assignment; Successors:  This Agreement is not assignable by either party.  This Agreement shall be binding upon Employee and Employee's heirs, assigns, executors and administrators, and shall be binding upon and inure to the benefit of Employer, Employer's successors and assigns, including without limitation any person, partnership, or corporation which may acquire all or substantially all of Employer or Employer's assets or business or with or into which Employer may be consolidated or merged, and this provision also shall apply in the event of any subsequent merger, consolidation, or transfer of Employer or of Employer's assets or businesses.

21.Modification, Amendment, Waiver:  This Agreement is the entire agreement between the Parties and it may not be modified, amended or waived or any provision thereof modified, amended or waived unless approved in writing by the Employer and the Employee.  No subsequent conduct of the Parties and no prior or subsequent policy of the Employer shall in any way be deemed to be a modification of this Agreement unless the Parties expressly intend that such conduct or policy become a modification of this Agreement and such intention is reduced to a written agreement signed by the Parties.

22.Severability:  Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement shall be held to be prohibited by or invalid under applicable law, such provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

In the event any document incorporated into this Agreement by reference conflicts with any provision contained in this Agreement, the provision contained in this Agreement shall control and the provision contained in the incorporated document shall be deemed ineffective and invalid, without invalidating the remainder of the incorporated document.

23.Choice of Law:  All questions concerning the construction, validity and interpretation of this Agreement shall be governed by the internal laws of the State of California.

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IN WITNESS WHEREOF, the Parties have executed this Agreement in duplicate as of the date first above written.

OLIVIER GHESQUIERE

/s/ Olivier Ghesquiere

TEXTAINER EQUIPMENT MANAGEMENT (U.S.) LIMITED

/s/ Hyman Shwiel

BY:

Hyman Shwiel

Chairman of the Board

ANNEX A

SECTION 409A ADDENDUM

Notwithstanding anything to the contrary in the Agreement, no severance pay or benefits to be paid or provided to Employee, if any, pursuant to the Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Section 409A of the Internal Revenue Code of 1986, as amended, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until Employee has had a “separation from service” within the meaning of Section 409A.  Similarly, no severance payable to Employee, if any, that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Employee has had a “separation from service” within the meaning of Section 409A.  Each payment and benefit payable under the Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.

Any severance payments or benefits under the Agreement that would be considered Deferred Payments will be paid or will commence on the sixtieth (60th) day following Employee’s separation from service, or, if later, such time as required by the next paragraph.

Notwithstanding anything to the contrary in the Agreement, if Employee is a “specified employee” within the meaning of Section 409A at the time of Employee’s termination (other than due to death), then the Deferred Payments that would otherwise have been payable within the first six (6) months following Employee’s separation from service, will be paid on the first payroll date that occurs on or after the date six (6) months and one (1) day following the date of Employee’s separation from service, but in no event later than seven months after the date of such separation from service.  All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit.  Notwithstanding anything herein to the contrary, if Employee dies following Employee’s separation from service, but prior to the six (6) month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Employee’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit.

The amount payable pursuant to Clause 10(a) of the Agreement is intended to satisfy the requirements of the “limited payments” exception under Section 1.409A-1(b)(9)(v)(D) of the Treasury Regulations and will not constitute a Deferred Payment unless such amount, when aggregated with any other severance payments or benefits or separation benefits subject to Section 409A, exceeds the limitation set forth therein.   Any amount paid under the Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4)

of the Treasury Regulations will not constitute Deferred Payments.  Any amount paid under the Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constituted Deferred Payments.  For this purpose, the “Section 409A Limit” will mean two (2) times the lesser of: (i) Employee’s annualized compensation based upon the annual rate of pay paid to him during Employee’s taxable year preceding his taxable year of his separation from service as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which Employee’s separation from service occurred.

The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply.  Employer and Employee agree to work together in good faith to consider amendments to the Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Employee under Section 409A.